Exhibit 99.1

TeliaSonera Launches a Unique Package with Embedded Mobile Broadband in Laptops

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Aug. 28, 2007--Regulatory News:

    TeliaSonera (STO:TLSN) (LSE:TEE) (TLS1V.HEX) (Nasdaq:TLSN) today announced the agreement with Dell around a joint product offer with Dell notebooks integrated with TeliaSonera 3G/HSPA services.

    "This is one of the important major steps in developing the mobile broadband market, both for enterprise and consumer customers", says Kenneth Karlberg, President and Head of Business Area Mobility Services in TeliaSonera. "Now we have really reached the point where you can connect your laptop to the mobile network and surf on the Internet at very much the same speed as with normal broadband access in the fixed network. The new joint product offering with the SIM-card integrated into Dell notebooks fits in very well with our Turbo 3G roll-outs and the offering will make a difference both for enterprise and private customers".

    The product offer with embedded mobile broadband in notebook PCs will be launched in Sweden, Denmark, Norway and Finland. No external connection card is required and the service enables high-speed wireless access to the Internet in these countries. It is anticipated that this will extend to other countries covered by the TeliaSonera network in 2008. "This agreement further extends our commitment to provide Dell customers with "anytime, anywhere" mobile broadband access and to deliver truly mobile technology solutions that are simple to use and implement and meet their business requirements", says Jeff Kimbell, Vice President of Marketing, Dell EMEA.

    The service will be available on the latest generation of Dell notebooks which boast optional integrated High-Speed Downlink Packet Access (HSDPA) wireless broadband capability. TeliaSonera will extend its sales channels and will start selling mobile data subscriptions through Dell in the Nordic and Baltic region.

    Notes: The term Mobile Broadband means mobile services delivered using High Speed Packet Access (HSPA) also known as turbo-3G, Wideband-CDMA, also known as 3G or EDGE (Enhanced Data for GSM Evolution, also known as 2.75G) air interface technologies.

    HSPA (HighSpeed Packet Access) significantly improves mobile transfer of data from the internet and intranet than basic 3G speeds.

    Mobile broadband is available on all Latitude notebooks excluding the D520 and D531; all Vostro notebooks except Vostro 1000; all Inspiron notebooks and Precision M4300

    Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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    CONTACT: TeliaSonera
             Press Office, (0)8-713 58 30